                [WELLINGTON MANAGEMENT COMPANY, LLP LETTERHEAD]





July 17, 2008


Gregory Dundas
Senior Counsel
United States Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC  20549

Re:     Provident Bankshares Corporation
        Registration Statement on Form S-3
        File No. 333-125230

Dear Mr. Dundas:

We have been informed by Provident Bankshares Corporation that the Staff has provided a comment in connection with the above-referenced registration statement stating that each selling shareholder who is not a natural person must identify a natural person having voting and investment conrol over the securities it holds Under Regulation 13D-G and Section 13(d) of the Securities and Exchange Act of 1934, Wellington Management Company, LLP ("Wellington") is a beneficial owner of the shares it manages for its clients who are listed in the selling shareholder table in the Form S-3. However, we believe that it is not appropriate for Wellington to list a natural person in the table.

We have previously discussed this issue with the Staff in connection with a Form S-3 registration statement filed by IBERIABANK Corporation (File No. 333-139984). Attached is a copy of a letter written by Dennis Garris of Alston & Bird LLP explaining our belief that identifying a natural person would not be appropriate for Wellington. The Staff agreed with our analysis. I confirm that the statements in the letter remain accurate.

Thank you for your timely consideration of this matter. If you have any questions or require any additional information, please do not hesitate to call me (617) 790-7429.

Sincerely,

/s/ Steven M. Hoffman

Steven M. Hoffman
Vice President and Counsel

                         [ALSTON & BIRD LLP LETTERHEAD]


                                 March 16, 2007



Chris Windsor, Special Counsel
Office of Financial Services
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

RE:     WELLINGTON MANAGEMENT COMPANY LLP
        IBERIABANK CORPORATION'S FORM S-3
        FILE NO. 333-139984

Dear Mr. Windsor:

We represent Wellington Management Company, LLP ("Wellington Management") with respect to the above referenced selling shareholder Form S-3 (the "Form S-3") filed by IBERIABANK Corporation ("IBERIABANK") and the comment by the Staff that Wellington Management should identify a natural person at Wellington Management in the selling shareholder table. Thank you for taking the time to discuss this matter with me.

You have asked us to follow up our telephone conversation with our analysis in writing. As I mentioned to you, we believe that it would not be appropriate for Wellington Management to list a natural person in the selling shareholder table in the Form S-3 Staff interpretation 4S under the heading "Regulation S-K" in the March 1999 Interim Supplement to the Manual of Publicly Available Telephone Interpretations and Staff interpretation 60 in the Manual of Publicly Available Telephone Interpretations (issued in 1997) regarding Item 507 of Regulation S-K make clear that the disclosure required by Item 507 is based upon the beneficial ownership rules in Regulation 13D-G and Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Under Regulation 13D-C and Section 13(d) of the Exchange Act, Wellington Management is a beneficial owner of the shares it manages for its clients who are listed in the selling shareholder table in the Form S-3. Although Wellington Management does not own more than 5% of the shares of IBERIABANK, if Wellington Management were required to file a Schedule 13D, Wellington Management would be the filing person and would not include any natural persons as a filing person on the Schedule 13D.

As Steve Hoffman, Vice-President and Counsel of Wellington Management, has discussed with you previously, Wellington Management's structure and de-centralized approach to investment management does not lend itself to specifying a particular individual that has beneficial ownership. Wellington Management does not have a Chief Investment Officer or any group of individuals who give "top down" direction with respect to investment positions or strategies for portfolios that Wellington Management manages. Because numerous portfolio managers, assisted by others, make investment and voting decisions for the client accounts, beneficial ownership should not be attributed to any single individual within Wellington Management.

Chris Windsor, Special Counsel
Office of Financial Services
March 16, 2007
Page 2


Additionally, identifying an individual or individuals in the disclosure would be inconsistent with the nature of the relationship between Wellington Management and its clients. Each client is party to an investment management agreement with Wellington Management. The agreements do not name or appoint any specific individual or individuals to be the portfolio managers of the client accounts, and are not contingent upon any individual or group of individuals serving as portfolio managers. Instead, Wellington Management determines which individual or individuals will serve in such capacity, and is free to modify such arrangements at any time. As such, it is the firm, rather than any individual, that has contractual privity with each client and owes fiduciary obligations to the client. Furthermore, each individual who manages client accounts, including those who are partners of the firm, is an employee of Wellington Management and can be terminated at any time or leave the firm at any time.

We believe that this analysis is consistent with Regulation 13D-G and Section 13(d) of the Exchange Act as well as the Staff's long-standing interpretations and publicly expressed positions with respect to those regulations. For example, the no-action letter issued to Southland Corporation on August 10, 1987 has been held out as the Staff's view that if voting or investment power is held by more than one individual in an entity and those individuals may act only by majority vote and not separately, then the individuals would not be deemed to be beneficial owners of the shares held by that entity.

Therefore, we believe it is not appropriate, nor required, to list in the selling shareholder table a natural person at Wellington Management as the beneficial owner. Additionally, Wellington Management is a well-known registered investment advisor. Should an investor want additional information regarding Wellington Management, the investor could obtain the information in Wellington Management's Form ADV on file with the Commission.

Thank you for your timely consideration of this matter. Please let me know when you would like to discuss this further. If you have any questions regarding this request, or if you need any additional information, please do not hesitate to contact me at (202) 756-3452.

                                           Respectfully submitted,


                                           /s/ Dennis O. Garris

DOG/ks

cc:      Steve Hoffman, Vice President & Counsel
         Wellington Management Co., LLP